UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2003

                                 JAZZTEL P.L.C.
                 (Translation of registrant's name into English)

                             c/o Jazz Telecom, S.A.
                              Avenida de Europa 14
                         Parque Empresarial La Moraleja
                         28108 Alcobendas, Madrid, Spain
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]       No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________




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                               MATERIAL DISCLOSURE

         On December 20, 2002, the Registrant announced that an Extraordinary General Meeting of the Company would occur on the January 22, 2003 for the purpose of approving a consolidation of the shares of the Registrant on a 10 for 1 basis. A copy of such announcement is attached hereto as Exhibit A.















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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             JAZZTEL P.L.C.
                                             (Registrant)

Date:  January 8, 2003                       By: /s/ Christoph Schmid
                                                 --------------------
                                                 Christoph Schmid
                                                 Company Secretary











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                                    EXHIBIT A

                     Notice of Extraordinary General Meeting


                         Jazztel p.l.c. (the "Company")

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the offices of Linklaters at One Silk Street, London EC2Y 8HQ on 22 January 2003 at 12 noon for the purpose of considering and, if thought fit, passing the following resolutions:

                              ORDINARY RESOLUTIONS

1         THAT the authorised 1,276,032,119 ordinary voting shares of (euro)0.08 each in the capital of the Company be consolidated and divided into 127,603,211.90 ordinary voting shares of (euro)0.80 each, representing a consolidation on the basis of 10 for 1, such consolidation and division to occur if the Board of Directors resolve, within a period of six months from the date hereof, that this resolution shall become effective, in which case the consolidation and division shall become effective on the date specified by the Board of Directors.

2         THAT, on resolution 1 above becoming effective, the aggregate of the fractions of an ordinary voting share of (euro)0.80 arising on such consolidation shall at the discretion of the Board of Directors be sold by the Directors of the Company to whoever they consider appropriate at a price set by the Directors at their discretion, and that the proceeds thereof be distributed pro rata to the members entitled thereto.

                               SPECIAL RESOLUTION

3         THAT the new articles of association in the form contained in the draft articles of association initialled by the Chairman for the purposes of identification be and are hereby adopted as the articles of association of the Company in substitution for, and to the exclusion of, all previous articles of association.

                                                           BY ORDER OF THE BOARD

                                                                Christoph Schmid
                                                               Company Secretary

Date: 20 December 2002

Registered Number: 03597184

Registered Office: 2 Astrop Mews, London W6 7HR




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Notes:
A member entitled to attend and vote is entitled to appoint a proxy (or proxies) to attend and vote instead of him. A proxy need not be a member of the Company.

1 A form of proxy is attached. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

2 An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and: (a) in the case of an individual shall be signed by the appointor or his attorney; and (b) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be duly lodged with the instrument of proxy in the manner set out below, failing which the instrument may be treated as invalid.

3 To be effective, the instrument appointing a proxy must be deposited with Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ, acting on behalf of the Company Secretary by fax (+44 20 7456 2222 for the attention of Bill Warner) as soon as possible, and in any event not later than 12 noon London Time on 20 January 2003. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

4 Shareholders interested in shares in the Company held through a participant in Euroclear or Clearstream should follow the procedures of Euroclear or Clearstream for voting and attendance. This will include those holding shares through the settlement and trading arrangements for the markets on which the Company's shares are listed, being Nasdaq Europe and Spain's "Nuevo Mercado", whose procedures (including, in the case of Spain's "Nuevo Mercado", the requirements of the Spanish Clearing and Settlement Service ("SCLV") will also need to be adhered to. These will be different from the procedures applying to registered shareholders of the Company.






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